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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   May, 2000
                                           ---------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   BLOCKLISTING SIX-MONTHLY RETURN
                                 -------------------------------

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AMVESCAP PLC
536244
IMMEDIATE RELEASE   18 MAY 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY    TEL: 020 7454 3652


                        BLOCKLISTING SIX-MONTHLY RETURN

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

---------------------------|------------------------------------------------
1.  NAME OF COMPANY:       |  AMVESCAP PLC
---------------------------|------------------------------------------------
                           |
---------------------------|------------------------------------------------
2.  NAME OF SCHEME:        |  AMVESCAP PLC EMPLOYEE SHARESAVE SCHEMES
                           |  (FILE REF. RA/AMVESCAP PLC/00014-0003)
---------------------------|------------------------------------------------
                           |
---------------------------|------------------------------------------------
3.  PERIOD OF RETURN:      |  FROM: 12 NOVEMBER 1999 TO 11 MAY 2000
---------------------------|------------------------------------------------
                           |
---------------------------|------------------------------------------------
4.  NUMBER AND CLASS OF    |  162,562 ORDINARY SHARES OF 25P EACH
    SHARES NOT ISSUED      |
    UNDER SCHEME AT END    |
    OF LAST PERIOD         |
---------------------------|------------------------------------------------
                           |
---------------------------|------------------------------------------------
5.  NUMBER OF SHARES       |  16,791 ORDINARY SHARES OF 25P EACH
    ISSUED/ALLOTTED        |
    UNDER SCHEME DURING    |
    PERIOD                 |
---------------------------|------------------------------------------------
                           |
---------------------------|------------------------------------------------
6.  BALANCE UNDER SCHEME   |  145,771 ORDINARY SHARES OF 25P EACH
    NOT YET                |
    ISSUED/ALLOTTED AT     |
    END OF PERIOD          |
---------------------------|------------------------------------------------
                           |
---------------------------|------------------------------------------------
7.  NUMBER AND CLASS OF    |  168,491 ORDINARY SHARES OF 25P EACH
    SHARES ORIGINALLY      |  LISTED ON 12 MAY 1999
    LISTED AND THE DATE    |
     OF ADMISSION          |
---------------------------|------------------------------------------------
                           |
---------------------------|------------------------------------------------
8.  NUMBER OF SHARES IN    |  676,305,775 ORDINARY SHARES OF 25P EACH
    ISSUE AT END OF AT     |
    THE PERIOD:            |
---------------------------|------------------------------------------------
                           |
---------------------------|------------------------------------------------
9.  CONTACT FOR QUERIES:   |  ANGELA TULLY TELEPHONE: 020 7454 3652
---------------------------|------------------------------------------------
                           |
---------------------------|------------------------------------------------
10. PERSON MAKING RETURN   |  ANGELA TULLY - ASSISTANT COMPANY SECRETARY
---------------------------|------------------------------------------------

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 18 MAY, 2000                          By /s/ ANGELA TULLY
     -------------                           -----------------------
                                                 (Signature)

                                                Angela Tully
                                                Assistant Company Secretary